As filed with the U.S. Securities and Exchange Commission on December 9, 2021

Registration No. 333-207667

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

POST-EFFECTIVE AMENDMENT NO. 1 TO

FORM F-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

___________________

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

(Exact name of issuer of deposited securities as specified in its charter)

BRAZILIAN DISTRIBUTION COMPANY

(Translation of issuer's name into English)

THE FEDERATIVE REPUBLIC OF BRAZIL

(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.

(Exact name of depositary as specified in its charter)

383 Madison Avenue, Floor 11, New York, New York 10179

Telephone: +1-800- 990-1135

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

____________________

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, New York 10011

Telephone: +1-212-947-7200

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

JPMorgan Chase Bank, N.A. 383 Madison Avenue, Floor 11 New York, New York 10179 Telephone: +1-800-990-1135	Scott R. Saks, Esq. Norton Rose Fulbright US LLP 1301 Avenue of the Americas New York, New York 10019-6022 Telephone: +1-212-318-3151

It is proposed that this filing become effective under Rule 466

☐ immediately upon filing

☐ on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☒

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one common share of Companhia Brasileira de Distribuição	N/A	N/A	N/A	N/A
(1)	Each unit represents one American Depositary Share.
(2)	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(c) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(c), may determine.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the form of the Fourth Amended and Restated Deposit Agreement filed as Exhibit (a)(2) to this Post-Effective Amendment No. 1 to Registration Statement on Form F-6, which is incorporated herein by reference.

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1) Name and address of Depositary	Introductory paragraph and bottom of face of American Depositary Receipt
(2) Title of American Depositary Receipts and identity of deposited securities	Face of American Depositary Receipt, top center
Terms of Deposit:
(i) Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner
(ii) Procedure for voting, if any, the deposited securities	Paragraphs (6), (11) and (12)
(iii) Collection and distribution of dividends	Paragraphs (4), (5), (7), (10), (11) and (13)
(iv) Transmission of notices, reports and proxy soliciting material	Paragraphs (3), (8), (11) and (12)
(v) Sale or exercise of rights	Paragraphs (4), (5), (7) and (10)
(vi) Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (3), (4), (5), (7), (10), (11) and (13)
(vii) Amendment, extension or termination of the Deposit Agreement	Paragraphs (15), (16) and (17)
(viii) Rights of holders of ADRs to inspect the transfer books of the Depositary and the list of Holders of ADRs	Paragraph (3)
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4), (5) and (6)
(x) Limitation upon the liability of the Depositary	Paragraphs (14) and (17)
(3) Fees and Charges	Paragraph (7)

Item 2. AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

Companhia Brasileira de Distribuição is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly files certain reports with the Securities and Exchange Commission.  These reports can be inspected and retrieved by holders of American Depositary Receipts through the EDGAR system on the Securities and Exchange Commission’s internet website at www.sec.gov, and can be inspected and copied at public reference facilities maintained by the Securities and Exchange Commission located at 100 F Street, N.E., Washington D.C. 20549.

Paragraph (8)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(1)	Form of Deposit Agreement. Form of Third Amended and Restated Deposit Agreement, dated as of September 22, 2015 among Companhia Brasileira de Distribuição (the “Company”), JPMorgan Chase Bank, N.A., as depositary (the “Depositary”), and all Holders from time to time of American Depositary Receipts (“ADRs”) issued thereunder (the “Deposit Agreement”). Previously filed.
(a)(2)	Form of Amendment No. 1 to the Deposit Agreement. Form of Fourth Amended and Restated Deposit Agreement, dated as of , 2021 among the Company, the Depositary, and all Holders and Beneficial Owners from time to time of ADRs issued thereunder, including the Form of ADR attached as Exhibit A thereto. Filed herewith as Exhibit (a)(2).
(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.
(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.
(d)	Opinion of counsel to the Depositary, as to the legality of the securities being registered. Previously filed.
(e)	Certification under Rule 466. Not applicable.

Item 4. UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.
(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A. on behalf of the legal entity created by the Deposit Agreement among Companhia Brasileira de Distribuição, JPMorgan Chase Bank, N.A., and all Holders and Beneficial Owners from time to time of American Depositary Receipts (“ADRs”) issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on December 9, 2021.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/ Timothy E. Green
Name:	Timothy E. Green
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Companhia Brasileira de Distribuição certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has signed this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed in São Paulo, Brazil, on December 9, 2021.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
By:	/s/ Jorge Faiçal
Name: Jorge Faiçal
Title: Chief Executive Officer

By:	/s/ Guillaume Marie Didier Gras
Name: Guillaume Marie Didier Gras
Title: Vice President of Finance and Investor Relations

Under the requirements of the Securities Act, as amended, this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 has been signed by the following persons on December 9, 2021, in the capacities indicated.

SIGNATURES

Signature	Title

/s/ Jorge Faiçal	Chief Executive Officer
Name: Jorge Faiçal	(principal executive officer)

/s/ Guillaume Marie Didier Gras	Chief Financial Officer
Name: Guillaume Marie Didier Gras	(principal financial and accounting officer)

/s/ Ronaldo Iabrudi dos Santos Pereira	Co-Vice Chairman of the Board of Directors
Name: Ronaldo Iabrudi dos Santos Pereira

/s/ Christophe José Hidalgo	Director
Name: Christophe José Hidalgo

/s/ Luiz Augusto de Castro Neves	Independent Director
Name: Luiz Augusto de Castro Neves

/s/ Eleazar de Carvalho Filho	Independent Director
Name: Eleazar de Carvalho Filho

/s/ Renan Bergmann	Independent Director
Name: Renan Bergmann

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF THE REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Companhia Brasileira de Distribuição has signed this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 in The City of New York, State of New York, United States, on December 9, 2021.

Cogency Global Inc.

/s/ Colleen A. De Vries
Name: Colleen A. De Vries
Title: Senior Vice-President on behalf of Cogency Global Inc.

INDEX TO EXHIBITS

Exhibit Number
(a)(2)

Form of Fourth Amended and Restated Deposit Agreement, dated as of         , 2021 among the Company, the Depositary, and all Holders and Beneficial Owners from time to time of ADRs issued thereunder, including the Form of ADR attached as Exhibit A thereto.